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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2018

Washington
DC

SEC FILE NUMBER
8-69682

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/16** AND ENDING **12/31/17**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Arena Financial Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 59th Floor

(No. and Street)

New York	**NY**	**10174**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Sealy - (212)-257-4175 - Note - This is the public report

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – *if individual, state last, first, middle name*)

517 Route One, Suite 4103	**Iselin**	**NJ**	**08830**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

E·G

yW

OATH OR AFFIRMATION

I, Paul Sealy _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Arena Financial Services, LLC _____ , as

of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

N/A

ALICIA B. FERRARO
Notary Public - State of New York
No. 01FE6159119
Qualified in Nassau County
My Commission Expires January 16, 2019

_____
Signature

Financial and Operations Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

ARENA FINANCIAL SERVICES, LLC

(A Delaware Limited Liability Company)

Financial Statements as of December 31, 2017 and for the period from
October 1, 2016 through December 31, 2017, and
Report of Independent Registered Public Accountant Firm

Public Document

ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accountant Firm	1
Financial Statements as of December 31, 2017 and for the period from October 1, 2016 through December 31, 2017	
Statement of Financial Condition	2
Notes to the Financial Statements	3-5

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Arena Financial Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arena Financial Services, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

Berkower LLC

Berkower LLC
Iselin, New Jersey
February 26, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands



ARENA FINANCIAL SERVICES, LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

Assets

Cash and cash equivalents	$	149,656
Total assets	$	149,656

Liabilities

Accounts payable and accrued liabilities	$	10,000
Due to affiliate		4,971
Total liabilities		14,971

Member's Capital

Member's capital - issued and outstanding		587,100
Accumulated deficit		(452,415)
Total member's capital		134,685
Total liabilities and member's capital	$	149,656

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Arena Financial Services, LLC (the "Company"), a Delaware Limited Liability Company, was formed on June 4, 2015 and commenced operations on August 31, 2015. The company's principal office is located at 405 Lexington Avenue, 59th Floor, New York, New York.

The Company is wholly-owned by Westaim Arena Holdings II, LLC ("WAHII"). WAHII is a wholly-owned subsidiary of The Westaim Corporation of America ("WCA"), a wholly-owned Delaware subsidiary of The Westaim Corporation ("Westaim"). Westaim is a Canadian company specializing in providing long-term capital to businesses operating primarily within the global financial services industry. Westaim's common shares are traded on the Canadian TSX Venture Exchange (the "TSXV") under the symbol WED.

Arena Financial Services, LLC is a registered broker dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was accepted as a registered broker dealer by FINRA on October 12, 2016. The Company is registered to conduct activities as a finder of investors to invest in private placements for funds advised by an affiliate of the Company, Arena Investors, LP ("AI"). AI is a registered investment adviser with the SEC. Fund sales in which the Company intends to engage involve securities that are not registered with SEC pursuant to the Securities Act of 1933 and that are eligible for the exemptions offered under Regulation D.

Capitalized terms used, but not defined herein, shall have the meaning assigned to them in the Company's limited liability agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used to prepare these financial statements are as follows:

Basis of preparation

The Company's financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and are stated in United States dollars.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in member's capital during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash comprises cash on hand. Cash equivalents are short term, highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and which are subject to insignificant changes in value. As of December 31, 2017, the Company held no cash equivalents. The Company custodies cash with one major financial institution (the "Custodian") which at times may exceed insured limits.

Revenue recognition

Commissions and fee revenue are recognized in the periods during which the related services are performed and the amounts have been contractually earned. The Company has not placed any clients as of December 31, 2017 and recognized no revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

WAHII is considered a partnership for United States federal income tax purposes. WAHII is not subject to United States federal income tax at the entity level. Each member is individually liable for its distributable share of all items of income, gain, loss, and deduction for such taxable year of the WAHII. A member must take such items into account even if WAHII does not distribute cash or other property to the member during the member's taxable year.

As a single member limited liability company, the Company is considered similar to a corporate division and recognizes an allocation of income taxes in its financial statements based on its allocation of WAHII's total tax expense / (benefit). The Company shall pay or receive its share of the aggregate tax allocation in a given year based on the taxable income or loss of the Company as compared to WAHII's total taxable income or loss.

As of December 31, 2017, the Company's allocated share of net operating loss carryforwards was $15,305 that will begin to expire after 2035. In addition, the Company's allocable share of other tax adjustments related to the deferred tax asset amounted to $282, for a total deferred tax asset of $15,587. The Company considered all available positive and negative evidence, including recent operating results, projected future taxable income, the 15 year amortization period of the tax basis of its organization costs, and the 20 year carry forward period for the net operating loss related to New York City in evaluating whether the Company should establish a valuation allowance for the deferred tax asset. A significant piece of objective negative evidence evaluated was the cumulative loss incurred by the Company. Such objective evidence limits the ability to consider other subjective evidence, such as management's projections for future growth. On the basis of this evaluation, management determined that a full valuation allowance of $15,587 would be recorded against the total deferred tax asset. However, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased or if cumulative losses are no longer present whereby additional weight would be given to subjective evidence such as management's projections for future growth. For the period from October 1, 2016 through December 31, 2017, the Company did not have any current or deferred income tax expense.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)", and subsequently issued several amendments to the standard, to provide comprehensive guidance for recognizing revenue from contracts with customers. Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. Early application is not permitted. The Company is currently evaluating the impact this ASU will have on its financial statements.

In February 2016, the FASB issued ASU 2016-02 "Leases (Topic 842)" requiring recognition of a lease asset and a lease liability by lessees on the balance sheet for leases classified as operating leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from existing guidance and accounting applied by a lessor is largely unchanged from existing guidance. The guidance is effective for annual reporting periods with fiscal years beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020. Early application is permitted for all entities. The Company is currently evaluating the impact this ASU will have on its financial statements.

3. RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with its affiliate, Arena Management Co., LLC ("AMC"), from which it receives shared personnel and operating services. AMC pays certain expenses in line with the expense sharing agreement and is reimbursed by the Company based on their allocable share. The Company is charged for these services based upon (a) actual costs incurred when attributed directly to the Company (direct expenses), (b) an allocation of general office space, overhead, and non-employee resources based on the

3. RELATED PARTY TRANSACTIONS (CONTINUED)

percentage of space used for the period incurred (shared expenses), and (c) salaries and benefits based on the percentage of time spent for direct employees that are shared between the Company and AMC (direct employees).

For the period from October 1, 2016 through December 31, 2017, the Company paid administrative and service fees of $55,050 to AMC, excluding salaries and benefits noted below. At December 31, 2017, administrative and service fees payable and direct reimbursements due to AMC of $4,971 were included in due to affiliate on the statement of financial condition.

For the period from October 1, 2016 through December 31, 2017, the Company paid salaries and benefits of $329,346 either directly to shared employees of the Company or to AMC through the administration and service fees. At December 31, 2017, all salaries and benefits were fully paid.

4. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital, both as defined by the SEC, shall not exceed 15 to 1, 8 to 1 for the first year of operations. Under this rule, the Company is required to maintain net capital equivalent to the greater of $5,000 or 6 2/3%, 12.5% for the first year of operations, of aggregate indebtedness. At December 31, 2017, the Company had net capital $134,685, which was $129,685 in excess of its minimum required net capital of $5,000. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

5. MEMBER'S CAPITAL

The Company's authorized member's capital consists of an unlimited number of membership interests. Changes to the Company's membership interests are as follows:

Membership Interests	Number	Capital
Opening balance	38,710	$387,100
Issued	20,000	200,000
Ending balance	58,710	$587,100

All the issued and outstanding membership interests of the Company are held by WAHII.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company may be involved in legal matters that arise from time to time in the ordinary course of the Company's business. At this time, the Company is not aware of any legal matters of this type that are believed to be material to the Company's results of operations, liquidity or financial condition.

7. INDEMNIFICATIONS

In the normal course of business, the Company enters or may enter into contracts which provide a variety of general indemnifications. The Company's maximum exposure under these indemnifications is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management expects that the risk of material loss associated with such indemnifications to be remote. Therefore, the Company has not accrued any liability with such indemnifications.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were issued and has not identified any events that require adjustments or disclosures in these financial statements.